August 30, 2010

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	TCF Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 001-10253

Dear Mr. Webb:

We are in receipt of your letter, dated August 18, 2010, concerning the above captioned filings of TCF Financial Corporation (TCF).  We are pleased to provide the following responses to the comments set forth in your letter.

We have repeated your comments sent forth in your letter in boldface type to facilitate your review, followed by the response of TCF.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Financial Condition Analysis

Loans and Leases Retail

Lending, page 28

1.             Please revise your future filings to disclose whether you evaluate updated FICO scores as part of your credit risk monitoring process.  If so, please provide the average updated FICO scores in addition to the average FICO scores at origination.

TCF Response

TCF does update FICO scores on a quarterly basis in its originated retail lending operation, but not on the $359.2 million of consumer real estate loans originated by the former mortgage banking operation group.  We will provide the average updated FICO scores for the originated retail lending operation in future filings as requested.

Mr. Mark Webb

Securities and Exchange Commission

Loan Modifications, page 37

2.              In light of your policy of no longer carrying delinquent loans as such subsequent to the modification, please revise your future filings to disclose how you consider redefault rates on modified loans in your determination of the allowance for loan losses.  Clearly quantify the amount of loans modified during the year that were delinquent at time of modification where you immediately reclassified their status to accrual and performing.  Please clarify whether this policy causes any delay in the recognition of a loss due to the re-aging of the loan upon modification and if so, disclose how you consider that fact when concluding that your allowance for loan losses is appropriate.

TCF Response

Future filings will be revised based on your comment so the policies are clearly delineated.

3.              Please revise your future filings to provide the following information related to your modified loans:

a.              disclose the types of concessions made by type and provide quantification of the balance of loans modified by type of concession, if possible;

TCF Response

Future filings will include enhanced disclosures to provide the requested information.

b.              clearly identify which of your loan modifications you consider to be troubled debt restructurings (TDRs) and for those modifications you do not consider to be TDRs, explain why not;

TCF Response

Future filings will include enhanced disclosures to provide the requested information.

c.               provide a discussion, and quantification where possible, of how successful your modification programs are by concession type;

TCF Response

TCF will include the suggested change, however, the success of the program will be based on the percentage of customers that are able to successfully revert back to original or increased payments after the modification period, which is not entirely determinable at this time.

d.              disclose how many payments the borrower has to make before the loan is returned to accrual status; and

Mr. Mark Webb

Securities and Exchange Commission

TCF Response

At December 31, 2009, TCF had $252.5 million and $15.4 million of accruing and non-accruing troubled debt restructurings, respectively.  The determination of accruing and non-accruing reflects the individual loan classification prior to the modification.  Future filings will include disclosure of our policy for updating the accruing and non-accruing classifications.

e.               disclose the redefault rates on modified loans by loan type.

TCF Response

Future filings will include redefault rate assumptions and actual on troubled debt restructurings.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Summary of Critical Accounting Estimates

Allowance for Loan and Lease Losses, page 50

4.              Please revise to disclose your specific charge-off policy for each type of loan, specifically addressing your collateral dependent loans.  Disclose how you define a confirmed loss for charge-off purposes and describe how your charge-off policy on these loans impacts your general reserve calculation.

TCF Response

Future filings will be revised as requested to include specific charge-off policies by type of loan.

Other Significant Accounting Policies

Loans and Leases, page 52

5.              We note your disclosure that if a loan is current at notification of bankruptcy you do not place the loan on nonaccrual status until 4 missed payments, or 90 days past due.  Please revise future filings to disclose the following:

a.              how you determined this policy is appropriate in light of the significant doubt regarding the collectability of interest on loans to borrowers in bankruptcy;

b.              how you individually evaluated such loans to determine that collection of contractual principle and interest was still probable in light of the bankruptcy notification;

c.               whether there would be a material difference in your interest income if you discontinued interest accrual on these loans at notification of bankruptcy; and

d.              how you consider this policy when determining the appropriate level of allowance for loan losses.

Mr. Mark Webb

Securities and Exchange Commission

TCF Response

In future filings, TCF will make additional disclosures about the consumer real estate loans in bankruptcy status, which totaled $77 million at December 31, 2009, including enhanced policy disclosures as requested.

Note 6.  Allowance for Loan and Lease Losses, page 56

6.              Please revise your future filings to clarify what the “Reserves netted against portfolio asset balances” line item in your tabular roll forward of the allowance for loan losses relates to.  If this relates to the nonaccretable portion of the discount on purchased impaired loans, please clarify as such, and tell us how you concluded that a presentation of the nonaccretable difference as a credit reserve is appropriate in light of the guidance in ASC 310-30-30-1.  Please revise your future filings to provide the disclosures required by ASC 310-30-50.

7.              Please revise your future filings to exclude any amounts related to the nonaccretable difference of the purchase discount related to purchased impaired loans from your credit metrics.  For example, please clarify whether your measure of charge-offs to average loans includes amounts related to purchased impaired loans.  Alternatively, please specifically confirm that the credit metrics presented in your filing do not consider such amounts.

TCF Response

“Reserves netted against portfolio asset balances” relates to the nonaccretable portion of the discount on purchased loans established at the time of acquisition in accordance with ASC 310-30 “Loans and Debt Securities Acquired with Deteriorated Credit Quality”.  We will revise our future filings to delete the non-accretable portion from the disclosure and will provide the disclosures required by ASC 310-30-50.

We confirm that the credit metrics shown in Note 6 do not include any items related to nonaccretable discounts.

Note 13.  Equity, page 62

8.              We note you repurchased all shares of the Series F Fixed Rate Cumulative Perpetual Preferred Stock and you elected not to repurchase the related warrant issued to the U.S. Treasury as part of the Capital Purchase Program.  Please revise future filings to disclose:

a.              how the repurchase is expected to impact liquidity; and,

b.              any continuing obligations to the Federal Government. For example, disclose the extent to which you continue to provide reports regarding your financial condition, whether you continue to be subject to executive compensation rules, etc.

Mr. Mark Webb

Securities and Exchange Commission

TCF Response

As disclosed in the Form 10-K for the Fiscal Year Ended December 31, 2009, TCF redeemed all of the 361,172 outstanding shares of its Fixed-Rate Cumulative Perpetual Preferred Stock on April 22, 2009.  The repurchase did not have a material impact on TCF’s liquidity upon repayment or at December 31, 2009.  On December 21, 2009, TCF filed a Form 8-K reporting that the United States Department of the Treasury closed the secondary public offering of the 3,199,988 warrants of TCF Financial Corporation.  Upon the completion of the secondary public offering of the warrants, TCF had no further obligations in connection with  the Capital Purchase Program.  The Form 10-K for the Fiscal Year Ended December 31, 2009 included disclosure of the 3,199,988 now publicly traded warrants outstanding and the strike price.  Since TCF had no continuing obligations to the Federal Government pertaining to this program as of December 31, 2009, no additional disclosures were deemed necessary. In future filings, TCF will disclose that it has no continuing obligations to the Federal Government in connection with the Capital Purchase Program.

Note 18. Fair Value Measurement, page 70

9.              You disclose that the “fair value of available for sale securities is recorded using prices obtained from independent asset pricing services that are based on observable transactions, but not a quoted market.”  Please revise your future filings to disclose the following:

a.              how you gain an understanding of the models used by the pricing service for the purposes of satisfying the disclosure requirements of ASC 820-10-50-2(e);

b.              how you determine the appropriate level within the fair value hierarchy to report those securities valued using the pricing service;

c.               whether you make any adjustments to the market prices received from the pricing service and if so, describe the nature and amounts of the adjustments; and,

d.              how you validate the values provided to you by the pricing service.

TCF Response

Future filings will be revised to enhance the disclosures as you have requested.

10.       We note your disclosure that the change in the balance sheet carrying values associated with Company determined market priced financial assets carried at fair value during the year ended December 31, 2009 was not significant.  We also note that the balance of these assets was $5,267 at December 31, 2009 and $549 at December 31, 2008.  Therefore, please revise your future filing to provide the disclosures required by ASC 820-10-50-2(c) or provide additional information supporting your conclusion that this disclosure is not necessary.

Mr. Mark Webb

Securities and Exchange Commission

TCF Response

The change in the amounts from $549 at December 31, 2008 to $5,267 at December 31, 2009 was primarily due to reclassification of certain investments from other assets, and was not due to changes in fair value estimates. Changes in fair value did not impact the change in carrying amount from December 31, 2008 to December 31, 2009.  Management concluded that these balances and transactional activity under ASC 820-10-50-2(c) were not material and therefore did not provide such disclosure.  TCF will provide such disclosures in future filings if the balances or activity become material.

Note 25.  Litigation Contingencies, page 78

11.       We note your disclosure that “Litigation is often unpredictable and the actual results of litigation cannot be determined with certainty.”  Please revise your disclosure to provide the disclosures required by paragraphs 3 and 4 of ASC 450-20-50 for outcomes that are at least reasonably possible.  Alternatively, please revise your future filings to disclose that you do not believe the outcome of any case, either individually or in the aggregate, would have a material impact on your results of operations, cash flows, and financial position.

TCF Response

Management agrees to revise future filings to state we do not believe the outcome of any case, either individually or in the aggregate, would have a material impact on the results of operations, cash flows and financial position.  If management cannot reach this conclusion, disclosures will be supplemented as you have requested.

Executive Compensation, page 83

12.       It does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

TCF Response

In January 2010, the Compensation Committee of TCF’s Board of Directors performed a comprehensive review of TCF’s compensation policies and practices for its senior executive officers and other individuals and job groups (in particular, those subject to the same or similar incentive compensation arrangements that, in the aggregate, may have the potential to expose the Company to material levels of risk).  The review was based in part on an analysis of such compensation arrangements prepared by TCF’s Senior Risk Officer.  The analysis and the Committee’s review considered both short-term and long-term components of compensation.  Based on that review, it was determined that the risks arising from TCF’s incentive compensation arrangements, and its compensation policies and practices generally, were not reasonably likely to have a material adverse effect on TCF and therefore disclosure was not required under Item 402(s) of Regulation S-K.

Mr. Mark Webb

Securities and Exchange Commission

Certain Relationships and Related Transactions, and Director Independence, page 83  Commercial Loans, Consumer Loans and Retail Banking Accounts, page 11 of Definitive Proxy Statement on Schedule 14A

13.       You state that all commercial loans and leases, and all home mortgages and consumer loans, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons.  Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

TCF Response

We confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to TCF and will revise future filings as such.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Notes to Consolidated Financial Statements

(2) Investments, page 7

14.       Please revise your future filings to clarify the nature of your “other” investment securities.

TCF Response

Future filings will include disclosures to clarify the nature of the other investment securities.

(6) Equity, page 11

15.       Your measure of tier 1 common to risk based assets disclosed on page 12 appears to be a non-GAAP measurement.  Please revise your future filings to provide the disclosures required by Item 10(e) of Regulation S-K.

TCF Response

Future filings will include non-GAAP measurement disclosures related to this key regulatory capital measure.

(7) Fair Value Measurement, page 12

16.       Please revise your disclosures in future filings to provide a description of the model used to estimate the fair value of your other investment securities.  Refer to ASC 820-10-50-5.

Mr. Mark Webb

Securities and Exchange Commission

TCF Response

Other investment securities available for sale that are classified as Level 3 assets consist primarily of five equity investments in thinly traded banking institutions. TCF’s valuation methodologies do not include sophisticated modeling techniques and are based on various observable inputs, such as financial statement strength, earnings history, disclosed fair value measurements, recorded impairment and key financial ratios, which are reviewed and interpreted solely by management on a quarterly basis.  At June 30, 2010, the reported fair value of these securities is $3.8 million compared to total fair value of $1.9 billion of total assets measured on a recurring basis, or less than .2%, which we believe is not material and does not warrant additional clarifying disclosures unless the size of other investment securities and their impact becomes significant or material.

TCF acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses.  If you have any questions concerning the foregoing responses, please do not hesitate to contact me at 952-475-6476.

Sincerely,

/s/ Thomas F. Jasper

Thomas F. Jasper

Executive Vice President and Chief Financial Officer